Exhibit 99.1

Highlights

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(unaudited)	2005	2004	2005	2004
Operating
Production
Gas - Mcfpd	12,020	4,600	9,454	2,732
Oil - bopd	73	101	73	83
Total - boepd (6 mcf = 1 bbl)	2,076	868	1,649	538
Product Prices ($Cdn)
Gas - $/mcf	$6.97	$6.79	$6.86	$6.69
Oil - $/bbl	$62.53	$48.72	$57.29	$45.44
Drilling Activity
Gas wells	-	-	20	8
Oil wells	-	-	-	-
Dry	1	1	8	2
Total wells	1	1	28	10
Net wells	0.3	0.5	26	9.5
Undeveloped lands
Net acres	43,434	23,750	43,434	23,750
Financial ($Cdn)
Gross production revenue	$8,045,560	$3,291,240	$12,495,084	$4,015,677
Cash flow [1]	$4,994,780	$1,345,790	$7,531,570	$1,844,675
per share - basic & diluted	$0.13	$0.04	$0.20	$0.05
Earnings	$1,595,345	$256,285	$2,124,700	$339,148
per share - basic & diluted	$0.04	$0.01	$0.06	$0.01
Weighted average shares outstanding	37,004,680	34,836,465	37,001,933	34,832,707
Shares outstanding	37,007,823	34,856,949	37,007,823	34,856,949
Capital expenditures	$4,560,347	$3,280,328	$28,588,417	$14,195,216
Working capital [2]	$889,010	$22,698,377	$889,010	$22,698,377
Long-term debt	$4,729,102	$-	$4,729,102	$-
Shareholders’ equity	$50,886,321	$43,496,800	$50,886,321	$43,496,800

1    Cash flow means earnings before future taxes, depletion and depreciation and accretion and stock-based compensation.
2    Working capital at June 30, 2005 includes an advance deposit paid on the Three Hills property acquisition which closed July 4, 2005.

Report to Shareholders

Summary

Luke Energy Ltd. is pleased to present record results for the second quarter ended June 30th, 2005.

Second quarter production was up 139% to an average 2,076 barrels of oil equivalent per day (boepd) as compared to 868 boepd a year ago. Luke Energy’s production was 96% gas and 4% oil. Current production is over 2,700 boepd. The Company’s significant production gains resulted from the successful first quarter drilling program at Marten Creek.

Cash flow for the second quarter was up 270% to $4.99 million (13¢ per share) from $1.35 million (4¢ per share) last year. Earnings for the quarter were up 525% to $1.6 million (4¢ per share) from $256,000 (1¢ per share) a year ago. Increased cash flow and earnings were up largely because of higher production.

In other developments, the Company acquired a light oil property from a major company in the Three Hills area of central Alberta subsequent to the end of the quarter. The price paid was $8.1 million. The property currently produces about 180 boepd and offers attractive upside for infill drilling and reactivation of a waterflood. The acquisition gives Luke Energy greater exposure to light oil and provides a year-round operating area for the Company. A three well drilling program will commence in late August.

In a separate transaction, the Company sold its 55 boepd of production and undeveloped acreage at Bernadet in northeastern British Columbia for $3.4 million. The deal closed in late July.

The effect of these transactions is to now focus the Company’s activities in northern Alberta (Marten Creek gas development), western Alberta (Simonette exploratory gas prospects) and central Alberta (Three Hills oil development).

Operations

The Company’s drilling program for the first six months of the year occurred during the first quarter, as most of Luke Energy’s drilling opportunities are in winter accessible areas. At Marten Creek the Company drilled 24 wells in the first quarter resulting in 18 gas wells.

The Company’s new gas plant at Marten Creek came on stream July 1st. Total production from the area is now about 15 MMcfpd. Additional plant space is available and production rates are expected to increase again after the upcoming winter season’s multi-well drilling program.

Luke Energy Ltd.    1

Luke Energy plans to drill up to 10 wells over the balance of the year. Three 100% owned wells are slated to be drilled on the Company’s new oil property at Three Hills starting in late August. Success on the first program will lead to another three wells in the fourth quarter. The Company will also test at least one exploratory gas project in the Simonette area in the fourth quarter. Additional drilling is planned at Seal and Marten Creek in December after freeze-up occurs.

The Company updated its oil and gas reserves at June 30th in order to incorporate the results of its successful drilling program in the first quarter. The reserves were evaluated by the independent engineering firm of Gilbert Lausten Jung Associates Ltd. (GLJ). Total proved reserves were up 78% to 4.91 million boe from
2.76 million boe at year-end. Total proved plus probable oil and gas reserves were up 87% to 7.1 million boe from 3.8 million boe at December 31st, 2004.

Proved finding costs were $12.57 per boe, based on reserve additions of 2.45 million boe and capital costs of $28.6 million to June 30th and future development costs of $2.3 million. Proved plus probable finding costs were an attractive $8.46 boe based on proved and probable reserve additions of 3.64 million boe.

The Company’s net asset value increased 99% on an undiscounted basis to $5.62 per share from $2.83 per share at year-end. Using a 10% present worth discount, net asset value increased 56% to $3.29 per share from $2.11 per share.

Outlook

Luke Energy’s stock price has recently increased to the $4.00 per share range which reflects the increasing value of the Company as well as generally favorable market conditions. The Company has considerable potential for new value creation which can only be enhanced by continuing strong oil and gas prices. Luke Energy has increased its projected 2005 cash flow to $18 million (49¢ per share) with earnings of $4 million (10¢ per share). The capital budget for the second half of the year is now estimated at $21.5 million.

On Behalf of the Board,

/s/ Harold V. Pedersen

Harold V. Pedersen
President & CEO
August 8, 2005

2    Luke Energy Ltd.

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004. This MD&A is based on information available at August 8, 2005. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Luke Energy’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

The Company evaluates its performance based on earnings and cash flow. Cash flow is a non-GAAP (Generally Accepted Accounting Principle) term that represents earnings before depletion, depreciation and accretion, future income taxes and stock-based compensation. Cash flow per share is calculated using the same weighted average number of shares outstanding as earnings per share. These non-GAAP measures are not standardized and therefore may not be comparable to similar measures by other entities. It is a key measure as it demonstrates the Company’s ability to generate cash necessary to fund future growth through capital investment. Cash provided by operating activities is the GAAP term. The difference between the GAAP and the non-GAAP term is the change in non-cash working capital items.

In this discussion and analysis, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of six thousand cubic feet (6 Mcf ) to one barrel (1 bbl). Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf = 1 bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the well head.

Oil and Gas Operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Production
Gas - Mcfpd	12,020	4,600	9,454	2,732
Oil - bopd	73	101	73	83
Total - boepd	2,076	868	1,649	538

Luke Energy Ltd.    3

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2005		2004		2005		2004
	($000’s)	($/boe)	($000’s)	($/boe)	($000’s)	($/boe)	($000’s)	($/boe)
Oil and gas revenues	$8,046	$42.58	$3,291	$41.70	$12,495	$41.87	$4,016	$41.00
Royalties,net of ARTC	1,467	7.76	541	6.85	2,256	7.56	724	7.39
Operating expenses	1,106	5.85	613	7.76	1,820	6.10	738	7.54
	$5,473	$28.97	$2,137	$27.09	$8,419	$28.21	$2,554	$26.07

Production and Revenue

Luke Energy’s second quarter gas production of 12 MMcfpd is 161% higher than the 4.6 MMcfpd reported last year. The Company’s gas production is 96% of total production. Gas production for the six month period of 9.5 MMcfpd is also significantly higher than the 2.7 MMcfpd in the comparable period of 2004. These increases are due to the Company’s first quarter drilling program which resulted in 20 successful gas wells, the majority of which are at Marten Creek.

Luke Energy’s second quarter oil and gas revenues more than doubled to $8.0 million from $3.3 million a year ago and year-to-date revenues more than tripled to $12.5 million from $4.0 million last year. Since gas prices were essentially unchanged from prior periods, the Company’s increased revenues were largely due to higher gas production.

Royalties

Royalty expense for the second quarter as a percentage of production revenue was 18% and relatively consistent with 16% last year. Royalty expense for the six month period was 18% of production revenue which is the same as last year. Royalty expense is expected to increase to approximately 24% of production revenue in the remainder of the year as the Company has reached its maximum rebate of $500,000 under the Alberta Royalty Tax Credit Program (ARTC).

Operating Expenses

Operating expenses for the three months were down 25% on a per unit basis, totalling $1.1 million ($5.85 per boe) as compared to $0.6 million ($7.76 per boe) last year. This reduction in the per unit costs is due to increased gas production together with lower processing fees on incremental production at Marten Creek. Accordingly, year-to-date operating expenses are also down, averaging $6.10 per boe versus $7.54 per boe last year.

4    Luke Energy Ltd.

General and Administrative Expenses

General and administrative expenses for the second quarter were $467,592 ($472,156 last year) and $966,726 for the six month period (versus $955,448 a year ago). The existing staff levels have been sufficient to support the increased activity in 2005. As a result, per unit general and administrative expenses for the second quarter were down 59% to $2.47 per boe from $5.98 per boe last year.

Capital Expenditures

Capital expenditures totalled $4.6 million for the second quarter versus $3.3 million last year. The increase reflects the construction of a new gas plant at Marten Creek for $1.2 million. The Company’s gas plant came on stream July 1st and total Marten Creek production is now approximately 15 MMcfpd. The new plant increases the Company’s processing capacity and will allow for future production increases.

Six-month capital expenditures this year totalled $28.6 million, up from $14.4 million from the same period last year due to the Company’s increased drilling activity. The Company drilled 28 wells this year versus 10 wells last year.

Subsequent to the quarter’s end, the Company acquired a 100% interest in a light oil property in central Alberta for $8.1 million, net of adjustments. At the time of acquisition this property was producing approximately 180 bopd. An $830,000 deposit was advanced in June and recorded as a deposit in current assets (pending the closing of the $8.1 million deal on July 4 th). In a separate transaction, the Company disposed of its interest in a gas property in northeastern B.C. for $3.4 million, net of adjustments on July 21st. This property was producing approximately 55 boepd at the time of disposition.

Depletion, Depreciation and Asset Retirement Obligation

The provision for depletion, depreciation and accretion for the second quarter is based on an external reserve report dated June 30, 2005. The provision for the quarter was $2.1 million ($12.13 per boe) as compared to $0.6 million ($7.25 per boe) last year. The provision per boe has increased from last year due to the Company’s significant investment in infrastructure at Marten Creek. Although this investment increases the Company’s finding and development costs in the short term, it greatly increases the Company’s flexibility to move and process more gas production.

Cash Flow and Earnings

The Company’s increased gas production has resulted in higher cash flow and earnings for the second quarter and year-to-date.

Cash flow for the second quarter was up significantly to $5.0 million (13¢ per share) versus $1.3 million (4¢ per share) last year. For the six month period, cash flow was $7.5 million (20¢ per share) as compared to $1.8 million (5¢ per share) for the same period a year ago.

Luke Energy Ltd.    5

Earnings for the three months were $1.6 million (4¢ per share) as compared to $0.3 million (1¢ per share) a year ago. Year-to-date earnings are $2.1 million (6¢ per share) versus $0.3 million (1¢ per share) last year.

Taxes

The provision for future taxes in the second quarter is $1.0 million ($1.3 million year-to-date). The 2005 future tax expense for the quarter and year-to-date is 39% of pre-tax earnings which is comparable to the enacted tax rate of 37.62%. The amounts recorded in 2004 were 58% of pretax earnings which was unusually high due to the impact of stock-based compensation expense (a non-tax deductible expense) on significantly lower income.

Investment Income

Interest income for the second quarter and year-to-date is considerably lower than last year as the Company used cash balances to fund its capital program. At June 30, 2005 the Company had $4.7 million drawn on its credit facility.

In the second quarter of 2004 the Company sold its Government of Canada bonds. The Company incurred a loss of $531,951 on the sale, which was partly mitigated by a $236,716 gain on the sale of bonds in the first quarter of that year.

Liquidity and Capital Resources

The Company continues to be well capitalized for growth. At June 30, 2005 the Company had long-term debt, net of working capital, of $3.8 million and an unused credit facility of $11.3 million. Based on the external reserve report dated June 30, 2005, the Company’s credit facility was raised to $32 million with no change in the terms of the facility. The increase was effective July 20, 2005.

Luke Energy’s capital budget for the remainder of the year is forecasted to be $21.5 million and will be funded by cash flow and drawings on the credit facility. The Company currently projects year-end net debt of $14.6 million which is less than one times 2005 projected cash flow.

Share Capital

At August 8, 2005, the Company had 37,042,824 common shares outstanding and 3,644,332 stock options outstanding.

6    Luke Energy Ltd.

Contractual Obligations

Luke Energy has fulfilled its commitment to spend $5.5 million on qualifying Canadian exploration expenses pursuant to flow-through share issuances that were issued during 2004.

The following table summarizes the Company’s contractual obligations.

As at June 30,2005	2005	2006	2007	2008	2009
Office rent	$109,416	$220,144	$221,447	$222,770	$168,085
Long-term debt [1]	-	2,955,690	1,773,412	-	-

1 This credit facility is a revolving production loan with a two year term out provision. The table shows the obligation as if the loan is termed out on the September 30, 2005 renewal date.

Quarterly Information
($000’s except per share amounts)

	Gross
	Production		Earnings	Per
	Revenue	Cash Flow	(loss)	Share
Q1-2005	$4,450	$2,537	$529	$0.01
Q4-2004	$3,618	$1,893	$479	$0.01
Q3-2004	$3,073	$1,484	$282	$0.01
Q2-2004	$3,291	$1,346	$256	$0.01
Q1-2004	$724	$499	$83	-
Q4-2003	$426	$248	$(80)	-
Q3-2003	$487	$772	$397	$0.01
Q2-2003	$537	$287	$59	-

Quarterly Review Comments:

■
Earnings (loss) and per share amounts have been restated due to the retroactive change in accounting policy for stock-based compensation.This restatement resulted in a loss for the fourth quarter of 2003.See note 3 to the interim financial statements.

■	Cash flow and earnings for the third quarter of 2003 were positively impacted by a $505,000 gain on the sale of Government of Canada Bonds.

■	Financial results improved significantly starting in the second quarter of 2004 with the onset of production from first quarter 2004 drilling program at Marten Creek.

Luke Energy Ltd.    7

Balance Sheets

	June 30,	December 31,
	2005	2004
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$-	$21,893,603
Accounts receivable	4,319,034	2,697,334
Deposit (note 4)	830,000	-
	5,149,034	24,590,937
Capital assets	60,316,043	34,856,766
	$65,465,077	$59,447,703
Liabilities and Shareholders’Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,260,024	$7,382,282
Long-term debt	4,729,102	-
Asset retirement obligations	999,380	509,330
Future taxes	4,590,250	1,055,250
Shareholders’ equity:
Share capital (note 1)	45,942,382	48,130,532
Contributed surplus	1,348,963	900,033
Retained earnings	3,594,976	1,470,276
	50,886,321	50,500,841
Subsequent events (note 4)
	$65,465,077	$59,447,703

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Harold V. Pedersen	/s/ Mary C. Blue
Director	Director
Harold V. Pedersen	Mary C. Blue

8    Luke Energy Ltd.

Statements of Earnings and Retained Earnings

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(unaudited)	2005	2004	2005	2004
Revenue:
Oil and gas production	$8,045,560	$3,291,240	$12,495,084	$4,015,677
Royalties,net of ARTC	(1,467,356)	(540,897)	(2,256,203)	(724,468)
	6,578,204	2,750,343	10,238,881	3,291,209
Interest income	7,053	213,120	101,185	542,398
Loss on sale of marketable securities	-	(531,951)	-	(295,235)
	7,053	(318,831)	101,185	247,163
Expenses:
Operating	1,106,100	613,566	1,819,985	738,249
General and administrative	467,592	472,156	966,726	955,448
Stock-based compensation	239,600	162,285	452,680	320,257
Interest on long-term debt	8,885	-	8,885	-
Depletion,depreciation and accretion	2,149,835	572,220	3,619,190	700,270
	3,972,012	1,820,227	6,867,466	2,714,224
Earnings before taxes	2,613,245	611,285	3,472,600	824,148
Taxes:
Current	7,900	-	12,900	-
Future	1,010,000	355,000	1,335,000	485,000
	1,017,900	355,000	1,347,900	485,000
Earnings	$1,595,345	$256,285	$2,124,700	$339,148
Retained earnings,beginning of period (note 3)	$1,999,631	$452,697	$1,470,276	$369,834
Retained earnings,end of period	$3,594,976	$708,982	$3,594,976	$708,982
Weighted average number of common shares outstanding	37,004,680	34,836,465	37,001,933	34,832,707
Earnings per share - basic and diluted	$0.04	$0.01	$0.06	$0.01

See accompanying notes to financial statements.

Luke Energy Ltd.    9

Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(unaudited)	2005	2004	2005	2004
Cash provided by (used in):
Operating:
Earnings	$1,595,345	$256,285	$2,124,700	$339,148
Items not affecting cash:
Depletion,depreciation, and accretion	2,149,835	572,220	3,619,190	700,270
Future taxes	1,010,000	355,000	1,335,000	485,000
Stock-based compensation	239,600	162,285	452,680	320,257
	4,994,780	1,345,790	7,531,570	1,844,675

Change in non-cash working capital	1,667,459	84,354	(100,362)	(370,811)
	6,662,239	1,430,144	7,431,208	1,473,864

Financing:
Increase in long-term debt	4,729,102	-	4,729,102	-
Stock options exercised	4,050	22,680	8,100	22,680
	4,733,152	22,680	4,737,202	22,680
Investing:
Additions to capital assets	(4,560,347)	(3,280,328)	(28,588,417)	(14,195,216)
Deposit (note 4)	(830,000)	-	(830,000)	-
Change in non-cash working capital	(12,804,202)	(4,132,105)	(4,643,596)	(1,188,144)
	(18,194,549)	(7,412,433)	(34,062,013)	(15,383,360)
Decrease in cash	(6,799,158)	(5,959,609)	(21,893,603)	(13,886,816)
Cash position,beginning of period	6,799,158	28,772,364	21,893,603	36,699,571
Cash position,end of period	$-	$22,812,755	$-	$22,812,755

Cash position includes cash and term deposits.
See accompanying notes to financial statements.

10    Luke Energy Ltd.

Notes to Financial Statements

The interim financial statements of Luke Energy Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2004 and the period ended December 31, 2003. The disclosures provided below are incremental to those included in the audited annual financial statements.

1.   SHARE CAPITAL:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:

	Number of
	Shares	Amount
Balance at December 31,2004	36,997,823	$48,130,532
Exercise of stock options	10,000	11,850
Future tax effect on 2004 flow-through shares	-	(2,200,000)
Balance at March 31,2005	37,007,823	$45,942,382

Stock-based Compensation Plan

Pursuant to Luke Energy’s stock option plan, the authorized but unissued common shares that may be issued subject to options granted under the stock option plan at any time will be 10% of the number of outstanding common shares from time to time, subject to certain restrictions. Options granted under the plan to date have a term of five years to expiry. Options vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant.

The following table summarizes the status of the plan for the six months ended June 30, 2005 and 2004.

	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price
Stock options,beginning of period	3,214,333	$1.69	2,665,000	$1.52
Granted	475,000	$2.79	75,000	$2.10
Exercised	(10,000)	$(0.81)	(28,000)	$0.81
Stock options,end of period	3,679,333	$1.83	2,712,000	$1.55
Exercisable,end of period	1,086,666	$1.41	197,000	$0.81

Luke Energy Ltd.    11

The following table summarizes information about the stock options outstanding at June 30, 2005:

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of Options	Life	Price
Range of Exercise Prices:
Less than $1.00	633,333	2.64	$0.81
$1.00 to $2.00	1,980,000	3.20	$1.77
Greater than $2.00	1,066,000	4.61	$2.56
$0.81 to $3.35	3,679,333	3.51	$1.83

The fair value of each stock option issued in 2005 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4%, dividend yield of 0%, expected life of 5 years, and volatility of 55%. The fair value of options issued in the six months ended June 30, 2005 was calculated at $699,830 (2004 - $72,889).

2.   SUPPLEMENTAL CASH FLOW INFORMATION:

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Interest paid	$8,885	$-	$8,885	$-
Capital taxes paid	$7,900	$-	$12,900	$-

3.   CHANGE IN ACCOUNTING POLICY FOR STOCK-BASED COMPENSATION:

Pursuant to an amended accounting pronouncement for stock-based compensation, the Company changed its accounting policy on January 1, 2004 from the intrinsic method to the fair value method to account for options granted under the stock option plan. Application of the fair value method results in recognition of compensation expense in the statement of earnings with a corresponding amount recorded as contributed surplus. The new method was applied retroactively with restatement of the prior period financial statements. The change resulted in a reduction of earnings and retained earnings of $214,092 (1¢ per share) for the period ended December 31, 2003.

4.    SUBSEQUENT EVENTS:

On July 4, 2005 the Company acquired a 100% interest in a light oil property in central Alberta for approximately $8.1 million, net of adjustments. Prior to June 30, 2005 the Company was required to pay a deposit of $830,000 which is reflected as a deposit on the balance sheet.

On July 20, 2005 the Company’s credit facility was increased to $32 million with no changes to the terms of the facility.

On July 21, 2005 the Company disposed of its interest in a gas property in northeastern British Columbia for approximately $3.4 million, net of adjustments.

12    Luke Energy Ltd.

Corporate Information

Directors

Ronald L. Belsher [1,2]
Calgary,Alberta

Mary C. Blue
Vice-Chairman
Calgary,Alberta

David Crevier [1,3]
Montreal,Quebec

Alain Lambert [2]
Montreal,Quebec

Hugh Mogensen [1]
Chairman
Victoria,B.C.

Harold V. Pedersen [2]
President & CEO
Calgary,Alberta

Lyle D. Schultz [3]
Calgary,Alberta

J. Ronald Woods [1,3]
Toronto,Ontario

1 Audit & Reserves Committee
2 Compensation Committee
3 Corporate Governance Committee

Management

Harold V. Pedersen
President & CEO

Robert E. Wollmann
Vice President, Exploration

Kevin Lee
Vice President, Engineering

Carrie McLauchlin
Vice President, Finance & CFO

Peter W. Abercrombie
Vice-President,Land

Ruth A. DeGama
Manager, Production Services

Chris von Vegesack
Corporate Secretary

Head Office

1200, 520 - 5 Avenue S.W
Calgary, Alberta T2P 3R7
Telephone:    (403) 261-4811
Facsimile:      (403) 261-4818

Website: www.lukeenergy.com

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: LKE

Registrar and Transfer Agent

Valiant Trust Company
Calgary,Alberta
Telephone: (403) 233-2801

Bankers

Bank of Montreal
Investment & Corporate Banking
Calgary,Alberta

Auditors

KPMG LLP
Calgary,Alberta

Evaluation Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary,Alberta

Solicitors

Burnet, Duckworth & Palmer LLP
Calgary,Alberta

Colby,Monet,Demers,
Delage & Crevier
Montreal,Quebec

- end -